

06018184

SUPPL



LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
REPORTS THIRD QUARTER RESULTS

TORONTO, November 2, 2006 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and nine months ended September 30, 2006. All amounts are in Canadian dollars unless otherwise indicated.

"General improvement, in-line with broader market trends, was achieved across the portfolio. The third quarter benefited from continued strength in the domestic and U.S. business group segment, driven by an active corporate and convention market in several cities. This strength was offset by the decline in U.S. leisure travel to Canada's key summer travel markets. . This was most notable in Victoria and Quebec City," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "Excluding Legacy's two assets in these markets, third quarter RevPAR would have improved about 3%."

Legacy's year-to-date performance highlights the portfolio's significant improvement this year with hotel EBITDA up over 20% and distributable income per unit improving by over 75%.

Third Quarter Highlights

- Third quarter revenue per available room[1] ("RevPAR") increased 0.6% based on a 3.1% improvement in average daily rate ("ADR") and a 1.8 point decline in occupancy. RevPAR for the Fairmont and Delta managed portfolios grew 0.3% and 1.9%, respectively.
- Hotel EBITDA[1] increased 4.5% to $65.0 million in the quarter, aided by a $1.8 million amount owing from Fairmont under terms of a management agreement and a $1.1 million property tax recovery.
- Third quarter distributable income[1] per diluted unit improved to $0.28 per diluted unit compared to $0.27 per unit in the prior year.
- Funds from operations[1] ("FFO") per diluted unit improved to $0.36 per diluted unit compared to $0.34 per diluted unit for the same period last year.
- Legacy acquired the 398-room Delta Bow Valley hotel in Calgary increasing its total portfolio to 25 hotels across Canada and in the U.S.

Year-to-date Highlights

- RevPAR improved 6.3% driven by increases in ADR and occupancy of 3.2% and 2.0 points, respectively.
- Hotel EBITDA is up 21.6% to $139.3 million, benefiting from a 290 basis point margin improvement
- Diluted distributable income grew over 75% to $0.37 per unit. This compares to year-to-date distributions declared of $0.24 per unit.
- Diluted FFO is up over 50% to $0.61 per unit.

[1] See Non-GAAP Financial Measures.

"Overall, the lodging environment remains positive with early indications supporting continued strength in the business environment for 2007," continued Labatte. "Our recent acquisition of the Delta Bow Valley hotel in Calgary will drive opportunities for earnings growth for the Trust."

New income trust legislation was proposed by the Finance Minister on October 31, 2006. Indications are that real estate investment trusts will be excluded from this proposed legislation. At this time, it is too early to determine the extent to which the proposed legislation may affect Legacy. Legacy will review the detailed legislation when it becomes available.

Legacy will host a conference call on Thursday November 2, 2006 at 2:00 p.m. Eastern Time to discuss these results. Please dial 416-641-6105 or 1-866-696-5895 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to November 9, 2006. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3200615.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until Legacy's next earnings conference call.

Legacy has published a Supplemental Information Package for the three and nine months ended September 30, 2006, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in millions of Canadian dollars unless otherwise stated. This MD&A is dated November 2, 2006.

Forward-Looking Statements

This MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy Hotels Real Estate Investment Trust's ("Legacy" or the "Trust") operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 20, 2006, which can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR"), for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures can be found under 'Non-GAAP Financial Measures'.

Additional Information

Additional information relating to the Trust can be found on SEDAR located at www.sedar.com.

Outlook

The Canadian and U.S. lodging industries are expected to show continued growth over the next several years. For 2006, industry experts in Canada and the U.S. forecast RevPAR growth within the higher segments at approximately 7% and 12%, respectively. For 2007, expectations are of continued growth within these segments of 3% in Canada and a further 8% in the U.S.

Overall supply growth of luxury and first-class hotels is projected to remain low in the next two to three years. There has been a limited amount of new luxury supply announced in certain of Legacy's markets, notably Seattle, Vancouver, and Toronto. Most of this supply is currently in the planning stages and will typically take two to four years to come in the market. Some of this planned supply may not ultimately come to market. Given the high cost of construction, new entrants into the luxury supply sector is an indication of the perceived strength of the lodging industry over the next several years.

Incremental revenue drives substantial improvements in margins and profitability due to the industry's high operating leverage, particularly in the luxury and first-class segments. The inherent leverage in Legacy's operations should enable the Trust to deliver distributable income growth for unitholders.

Corporate Developments

Effective September 1, 2006, Legacy acquired the 398-room Delta Bow Valley hotel in Calgary, Alberta for $54.2 million, including closing costs. The acquisition was financed through the assumption of mortgage financing and vendor financing totalling $40.7 million, and Legacy's available cash on hand. This acquisition represents Legacy's fourth property in Calgary, one of the fastest growing markets in Canada. Legacy expects to invest approximately $4.0 million in the property to renovate guestrooms over the next few years.

Legacy's $150 million 7.75% convertible debentures mature on April 1, 2007. Following the end of the third quarter, $21.7 million of principal amount of the convertible debentures were converted into 2.5 million Legacy units at debenture holders' option. As at October 31, 2006, $128.3 million convertible debentures remained outstanding and are convertible into 14.6 million units of Legacy at a conversion price of $8.75.

Results of Operations

The following table reflects certain line items from the Statement of Operations and other significant operating statistics.

FINANCIAL HIGHLIGHTS		Three months ended September 30 (Unaudited)				Nine months ended September 30 (Unaudited)		
		2006		2005		2006		2005
Comparable Operating Statistics								
RevPAR	**$**	**147.16**	$	146.23	**$**	**128.38**	$	120.80
ADR	**$**	**194.28**	$	188.43	**$**	**180.79**	$	175.14
Occupancy		**75.8%**		77.6%		**71.0%**		69.0%
Operating Results (in millions, except per unit amounts)								
Revenues	**$**	**223.0**	$	221.6	**$**	**607.8**	$	573.5
Hotel EBITDA		**65.0**		62.2		**139.3**		114.6
Net income (loss)		**19.8**		17.2		**9.0**		(9.6)
Distributable income		**30.7**		29.7		**38.9**		21.7
Funds from operations		**40.3**		37.8		**65.2**		41.8
Diluted net income (loss) per unit	**$**	**0.20**	$	0.19	**$**	**0.07**	$	(0.12)
Diluted distributable income per unit		**0.28**		0.27		**0.37**		0.21
Diluted funds from operations ("FFO") per unit		**0.36**		0.34		**0.61**		0.40
Distributions declared per unit		**0.08**		0.08		**0.24**		0.24

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Revenues

Third quarter revenues increased modestly, up 0.6% to $223.0 million as a result of the contribution from the newly acquired Delta Bow Valley hotel. Excluding this acquisition, revenues were down modestly as compared to the prior year. A 1.6% increase in rooms revenue was offset by decreased food and beverage revenues given the lower overall occupancy during the quarter and its impact on in-room dining and outlet usage. Overall, revenue growth in most markets was offset by softness at Legacy's two destination hotels, The Fairmont Empress and Fairmont Le Chateau Frontenac. Both of these markets experienced notable declines in U.S. leisure travel demand during the summer months resulting in overall RevPAR decreases at both hotels. Excluding these two assets, Legacy's third quarter RevPAR would have shown an approximate 3% increase.

The year-to-date revenue growth of 6.0% reflects the RevPAR increase achieved of 6.3%. Performance through the first half of the year was particularly strong driven by an active business group environment in several key markets.

Revenue by customer type. Customers are classified along two broad groups: business and leisure, and further subdivided based on whether guests are travelling individually (transient) or as part of a group.

Rate growth was achieved across all customer categories this quarter. The business group customer continued to show the greatest year-over-year revenue trends, benefiting from a robust corporate meeting and convention environment in several of Legacy's key markets, notably Toronto and Vancouver. This group strength limited weekday room availability for the business transient customer.

Domestic leisure demand continues to improve. A number of high occupancy periods due to the group environment, combined with softer U.S. leisure travel trends, impacted Legacy's transient leisure year-over-year performance. Legacy's two primary summer leisure markets, Victoria and Quebec City, were particularly impacted given their greater reliance on the U.S. traveller during the peak leisure months. Limited meeting space at Legacy's hotels in these markets, restricted the ability to replace the leisure customer shortfall.

Year-to-date, all customer categories have shown growth, led by strength in the first half of the year.

Revenue by geographic region. Legacy owns a portfolio of 25 hotels, 23 of which are located in 13 Canadian cities. The remaining two assets are located in the U.S., specifically, Washington, D.C. and Seattle, Washington.

2006 Regional RevPAR for comparable portfolio	Q3 Variance	YTD Variance
British Columbia	+0.8%	+8.8%
Alberta, Saskatchewan and Manitoba	+7.9%	+12.2%
Ontario and Quebec	(1.9%)	+3.7%
Atlantic Canada	+2.0%	+4.9%
United States (Cdn $)	+0.1%	+5.3%

All regions continue to show positive year-to-date growth. Overall demand during the third quarter, a high leisure demand period, was positive across the portfolio with disparities in those markets with a higher reliance on the U.S. leisure customer. Consistent with general industry trends, western Canada, particularly Alberta, led growth across the portfolio driven by the regions' healthy economic environment. Softness in Victoria, a typical U.S. leisure travel destination, offset ongoing growth in Vancouver. Canada's central region benefited from strength in the business group market, notably in Toronto. This growth was offset by softness in Quebec City given a reduced U.S. leisure travel market. Atlantic Canada saw modest improvement driven primarily by rate increases.

Improvement from the U.S. region was partially offset by the Canadian dollar's average appreciation in 2006. U.S. dollar RevPAR increased about 7.5% for the third quarter and is up almost 15% year-to-date, led by strength in Seattle. This U.S. RevPAR growth is primarily driven by ADR increases.

Revenue by brand. Legacy owns 13 Fairmont managed assets representing approximately two-thirds of its rooms inventory and contributing about 75% of revenues for the Trust. Legacy also owns 12 Delta managed assets representing one-third of its rooms inventory and contributing about 25% of annual revenues. The Fairmont managed assets generally consist of larger assets in larger city centre locations. The Delta managed assets primarily consist of smaller assets in smaller city centre markets.

2006 Brand RevPAR for comparable portfolio	Q3 Variance	YTD Variance
Fairmont	+0.3%	+6.5%
Delta	+1.9%	+5.7%

For the third quarter, Legacy's Delta portfolio of managed assets benefited from its lower dependence on the U.S. leisure travel segment. For the year-to-date period, Legacy's Fairmont portfolio of managed assets benefited from a comparatively higher asset concentration in Western Canada, as compared to the Delta portfolio of assets.

Operating Expenses

Operating expenses increased $0.9 million or 0.7% from the third quarter of 2005 reflecting the addition of the Delta Bow Valley hotel. Same store operating expenses excluding this asset showed a modest decline. Year-to-date operating expenses increased $10.7 million or 2.7%, primarily reflecting additional costs incurred as a result of the 2.0 point occupancy improvement. Gross operating profit improved 0.6% to $85.2 million for the quarter and grew 13.2% to $202.3 million year-to-date. In keeping with the modest revenue improvement, third quarter gross operating margins remained unchanged at 38.2%. The strong year-to-date revenue growth contributed to a 210 basis point gross operating margin improvement to 33.3%.

Expenses also include base and incentive management fees, which are incurred based on the operating performance of the hotels. Third quarter management fees include a $1.8 million management agreement amount owing from Fairmont. Excluding this amount, hotel management fees as a percentage of total revenues were modestly higher at 3.3% for the third quarter (2005 – 3.2%) and 3.3% year-to-date (2005 - 3.1%). The increase is a direct result of the growth in incentive fees, given the improved profitability of most properties.

Property taxes, rent and insurance expense include the successful settlement of a prior period property tax appeal of $1.1 million and the inclusion of the Delta Bow Valley hotel for the month of September. Costs through the balance of the portfolio were relatively unchanged.

Hotel EBITDA

Third quarter hotel EBITDA improved $2.8 million or 4.5% to $65.0 million. The inclusion of the Delta Bow Valley hotel, the management agreement amount owing and the property tax settlement accounted for all of this year-over-year increase. Excluding these amounts, hotel EBITDA declined 1.3% based on a 60 basis point hotel EBITDA margin decline to 27.5%. The year-to-date hotel EBITDA remained solid given the first half of the year, up 21.6% to $139.3 million. Excluding the items noted above, hotel EBITDA increased 18.4% based on a 230 basis point increase in hotel EBITDA margins to 22.3%.

Overall margins year-to-date reflect cost initiatives implemented in the fourth quarter of 2005, yet remain below peak historical levels. As RevPAR continues to increase, management expects to see further improvement in operating margins.

Other Items

Amortization. Amortization expense increased modestly to $19.2 million this quarter and $57.7 million year-to-date due to the Delta Bow Valley hotel acquisition as well as regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the prior periods.

Trust Expenses. Trust expenses primarily consist of the advisory fees paid to Fairmont for operational and administrative services provided as well as employee salary and other expenses, corporate insurance, regulatory compliance costs, and professional fees. Trust expenses for the quarter were relatively unchanged at $3.7 million. Year-to-date Trust expenses are up $1.5 million primarily reflecting the second quarter inclusion of $1.1 million in non-recurring costs associated with certain strategic initiatives.

Interest Expense, Net. Net interest expense is relatively unchanged for the quarter and year-to-date periods reflecting the primarily fixed-cost nature of the debt. At September 30, 2006, Legacy's average interest rate was 7.5% (December 31, 2005 – 7.3%). Interest expense also includes amortization of convertible debenture issuance costs and debt issuance costs of $1.7 million and $4.5 million for the quarter and year-to-date periods, respectively.

Income Tax Expense (Recovery). Recently enacted federal tax legislation resulted in the elimination of the large corporations tax. The future tax increase in the third quarter and year-to-date periods reflects improved performance from the U.S. subsidiary corporations that accumulate tax losses during the initial periods after their acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

Non-Controlling Interest. Non-controlling interest shown on the Consolidated Statements of Operations consists of the exchangeable shares' allocation of Legacy's third quarter and year-to-date earnings. Fairmont Hotels & Resorts Inc. ("FHR") owns all of the outstanding exchangeable shares.

On June 30, 2006, the holder of the exchangeable shares issued by a subsidiary of Legacy exercised its retraction right to convert two-thirds, or 9.8 million, of its exchangeable shares into units of Legacy. This non-cash transaction effectively reduced the non-controlling interest in

Legacy from 14.7 million units, or 14.1% of outstanding units, to 4.9 million, or 4.7% of outstanding units. This change reduced the non-controlling interest allocation to earnings beginning in the third quarter.

Net Income (Loss). Higher hotel EBITDA contributed to a $2.6 million and $18.6 million improvement in the Trust's net earnings for the quarter and year-to-date periods, respectively. Diluted net income per unit improved to $0.20 (2005 - $0.19 per unit) in the third quarter and $0.07 (2005 - diluted loss per unit of $0.12) for the year-to-date period.

Quarterly Financial Results

Seasonality. Due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. In 2005, the portfolio's seasonality was also affected by a group demand pattern, which was weighted to the second half of the year. This impacted quarterly financial results as compared to 2004, and will impact expectations for 2006.

(unaudited)			2006				2005	2004
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Operating Statistics								
RevPAR	$147.16	$141.73	$95.69	$109.64	$146.23	$129.66	$85.86	$102.15
ADR	$194.28	$185.96	157.08	164.56	188.43	178.09	152.55	162.76
Occupancy	75.8%	76.2%	60.9%	66.6%	77.6%	72.8%	56.3%	62.8%
Operating Results (in millions)								
Total revenues	$223.0	$225.9	$158.8	$198.9	$221.6	$208.0	$144.0	$186.8
Hotel EBITDA	65.0	61.1	13.1	37.0	62.2	48.5	3.9	33.1
Net income (loss)	19.8	13.3	(24.1)	(5.5)	17.2	4.6	(31.4)	(7.3)
Distributable income (loss)	30.7	25.7	(17.6)	4.9	29.7	16.4	(24.4)	1.2
Funds from operations ("FFO")	40.3	35.6	(10.7)	12.7	37.9	23.7	(19.8)	7.7
Per Unit Results								
Diluted net income (loss)	0.20	0.15	(0.27)	(0.06)	0.19	0.05	(0.35)	(0.08)
Diluted distributable income (loss)	0.28	0.24	(0.17)	0.05	0.27	0.16	(0.23)	0.01
Diluted FFO	0.36	0.32	(0.10)	0.12	0.34	0.22	(0.19)	0.08
Distributions declared	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08

Liquidity and Capital Resources

Legacy's credit facility was increased by $30 million to $140 million during the third quarter. At September 30, 2006, no amount was drawn on this credit facility (2005 – nil). Total liquidity including undrawn bank lines at September 30, 2006 approximated $160 million, compared to $113 million at December 31, 2005. This increase reflects the higher credit facility and the improved cash flow generated from operations year-to-date.

Operating Activities

For the three and nine months ended September 30, 2006, cash generated by operating activities improved $5.5 million and $31.6 million, respectively, reflecting improved earnings and working capital over the prior year.

Investing Activities

Capital expenditures during the third quarter and year-to-date totalled $6.7 million and $23.7 million, respectively. Year-to-date expenditures consisted primarily of guestroom renovations at The Fairmont Olympic Hotel, The Fairmont Royal York, Fairmont Chateau Laurier, Fairmont Le Chateau Frontenac, and Delta Centre-Ville. Capital investments of approximately $45 million were approved for 2006. These are in addition to net capital project carryovers of $15 million from the prior year. As in prior years, management anticipates some capital projects to be carried over into the next year given higher occupancies and the desire not to displace business. As the lodging recovery continues to accelerate, Legacy will consider profit-improving investments in its portfolio over the next several years to take advantage of improving trends, as well as to better position its hotels against new supply and renovated competitive product.

Legacy acquired the Delta Bow Valley hotel, which was satisfied through the assumption of $40.7 million in total financing and available cash on hand.

Financing Activities

Financing activities include the payment of Legacy's second quarter distribution of $0.08 per unit. A third quarter distribution of $0.08 per unit was declared on September 21, 2006 and was paid in the fourth quarter of 2006.

Mortgage principal payments totalled $4.1 million and $12.0 million during the quarter and year-to-date. The current portion of long-term debt in the amount of $108.9 million is comprised of scheduled mortgage principal amortization as well as a variable rate mortgage maturity in February 2007. Property-level mortgages are typically replaced with similar long-term debt instruments. In addition, Legacy's $150 million convertible debentures are presented as current liabilities given their maturity on April 1, 2007. Approximately $21.7 million of the convertible debentures were converted into units of the Trust following the end of the quarter.

Cash flow generated by Legacy during the quarter was used to repay Legacy's outstanding credit facility.

Management believes that Legacy has sufficient capacity to finance all of its planned operating activities, financial obligations, capital expenditures and distributions.

Unit Information

In millions (unaudited)	September 30, 2006	December 31, 2005
Units outstanding	**99.2**	89.4
Exchangeable shares	**4.9**	14.7
	104.1	104.1
Potential issuance of units:		
Conversion of convertible debentures (conversion price $8.75)	**17.1**	17.1
Options outstanding (weighted average strike price $9.39)	**4.5**	4.6
	21.6	21.7

Non-GAAP Financial Measures

Included in this press release are certain non-GAAP financial measures, which are measures of Legacy's historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) comparable hotel statistics, (ii) hotel EBITDA, (iii) distributable income, and (iv) funds from operations. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Comparable Hotel Operating Statistics

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. RevPAR measures room revenues for comparable properties and is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the ADR charged and the average daily occupancy achieved.

RevPAR does not include revenues from food and beverage or other services provided by the hotels. Representing approximately 60% of total annual revenues, RevPAR is generally considered to be the leading indicator of operating performance at hotels. RevPAR changes driven by occupancy have different implications on overall revenues and operating income than do changes driven by ADR. Occupancy increases will generate additional incremental revenues such as food and beverage and will also result in higher room-related costs. ADR increases would not generate incremental revenue for ancillary services such as food and beverage, however, would not result in additional costs and therefore tend to have a greater impact on profitability.

For the periods presented, comparable hotel operating statistics exclude results from the Delta Bow Valley hotel since it was not part of the portfolio for the entire current and prior periods.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, trust expenses and other income and expenses, and is presented on the Consolidated Statements of Operations as 'Operating income from hotel operations before undernoted items'.

Hotel EBITDA is a commonly used measure of performance in the lodging industry, which, when considered with GAAP measures, gives management a more complete understanding of the Trust's ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps management, lenders and investors evaluate the ongoing hotel operating profitability. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

In millions		Three months ended September 30 (unaudited)				Nine months ended September 30 (unaudited)		
		2006		2005		**2006**		2005
Hotel EBITDA	**$**	**65.0**	$	62.2	**$**	**139.3**	$	114.6
Deduct (add):								
Amortization of property and equipment		**19.2**		19.1		**57.7**		57.0
Trust expenses		**3.7**		3.6		**12.3**		10.8
Interest expense, net		**20.9**		20.9		**61.8**		62.0
Income tax expense (recovery), net		**0.4**		(1.2)		**(0.7)**		(4.0)
Net income (loss) before non-controlling interest	**$**	**20.8**	$	20.0	**$**	**8.2**	$	(11.2)
Non-controlling interest		**1.0**		2.8		**(0.8)**		(1.6)
Net income (loss)	**$**	**19.8**	$	17.2	**$**	**9.0**	$	(9.6)

Distributable Income

Reported distributable income is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is established by the Trust. The prior period cash receipt from FHR relating to management contracts for the two U.S. hotels is taxable and is therefore included in the calculation of distributable income. For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts, which are estimated at 40 years.

Distributable income under the Declaration of Trust, as distinct from reported distributable income, may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income per unit is based on the average number of units and exchangeable shares outstanding on each distribution record date during the period. This provides a better reflection of the income distributable to unitholders at each distribution date than the weighted-average method.

Distributable income and distributable income per unit have been calculated as follows:

		Three months ended September 30 (unaudited)				Nine months ended September 30 (unaudited)		
In millions, except per unit amounts		2006		2005		2006		2005
Net income (loss)	**$**	**19.8**	$	17.2	**$**	**9.0**	$	(9.6)
Add (deduct):								
Non-controlling interest		**1.0**		2.8		**(0.8)**		(1.6)
Amortization of property and equipment		**19.2**		19.1		**57.7**		57.0
Income tax expense (recovery), net		**0.4**		(1.4)		**(0.7)**		(4.0)
Cash receipt on management contract, net		**(0.1)**		1.1		**(0.3)**		3.3
Accretion of convertible debenture issuance cost		**0.3**		0.3		**1.0**		1.0
Capital replacement reserve		**(9.9)**		(9.4)		**(27.0)**		(24.4)
Distributable income	**$**	**30.7**	$	29.7	**$**	**38.9**	$	21.7
Basic units outstanding (millions)		**104.1**		104.1		**104.1**		104.1
Dilutive effect of convertible debentures (millions)		**17.1**		17.1		**-**		-
Dilutive effect of unit options (millions)		**0.1**		-		**0.1**		-
Diluted units outstanding (millions)		**121.3**		121.2		**104.2**		104.1
Diluted distributable income per unit	**$**	**0.28**	$	0.27	**$**	**0.37**	$	0.21
Distributions declared per unit	**$**	**0.08**	$	0.08	**$**	**0.24**	$	0.24

For the nine months ended September 30, 2006 and 2005, debentures convertible into 17.1 million units and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive. Following the end of the quarter, $21.7 million principal amount of the convertible debentures were converted into 2.5 million units of the Trust. Their impact will be included in the calculation of distributable income per unit in future periods.

The following table reconciles cash flows from operating activities to distributable income in accordance with Canadian Securities Administrators Staff Notice 52-306 (Revised) Non-GAAP Financial Measures. Management considers distributable cash to be equivalent to distributable income. The reconciliation consists primarily of the capital replacement reserve and items which do not involve cash flow. Distributions paid in excess of distributable income in 2005 were financed through cash on hand.

	Three months ended September 30 (unaudited)		Nine months ended September 30 (unaudited)	
In millions	2006	2005	2006	2005
Cash flow from operations	$ **47.5**	$ 42.0	$ **66.2**	$ 34.6
Add (deduct):				
Changes in non-cash operating working capital	**(5.3)**	(2.7)	**4.2**	11.4
Amortization of deferred financing costs	**(1.3)**	(1.4)	**(3.5)**	(3.6)
Cash receipt on management contract, net	**(0.1)**	1.1	**(0.3)**	3.3
Other	**(0.2)**	0.1	**(0.7)**	0.4
Capital replacement reserve	**(9.9)**	(9.4)	**(27.0)**	(24.4)
Distributable income	$ **30.7**	$ 29.7	$ **38.9**	$ 21.7
Distributions declared	$ **8.3**	$ 8.3	$ **25.0**	$ 25.0

Funds from Operations ("FFO")

The Real Property Association of Canada ("REALpac", formerly the Canadian Institute of Public and Private Real Estate Companies), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted entities and non-controlling interests. Legacy presents FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

Legacy believes that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, management believes that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by REALpac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, REALpac adopted the definition of FFO in order to promote an industry-wide

measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

In millions, except per unit amounts	Three months ended September 30 (unaudited)		Nine months ended September 30 (unaudited)	
	2006	2005	**2006**	2005
Net income (loss)	**$ 19.8**	$ 17.2	**$ 9.0**	$ (9.6)
Add (deduct):				
Non-controlling interest	**1.0**	2.8	**(0.8)**	(1.6)
Amortization of property and equipment	**19.2**	19.1	**57.7**	57.0
Future income tax expense (recovery)	**0.3**	(1.2)	**(0.7)**	(4.0)
FFO	**$ 40.3**	$ 37.9	**$ 65.2**	$ 41.8
Diluted units outstanding (millions)	**121.4**	121.2	**121.3**	104.1
Diluted FFO per unit	**$ 0.36**	$ 0.34	**$ 0.61**	$ 0.40

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)

	September 30, 2006 (Unaudited)	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 28.7	$ 18.6
Accounts receivable (note 10)	63.2	43.9
Inventory	5.5	5.5
Prepaid expenses	13.3	4.5
	110.7	72.5
Property and equipment	1,732.0	1,726.0
Other assets (note 3)	21.9	23.4
Future income taxes	12.0	13.2
Goodwill	35.4	35.4
	$ 1,912.0	$ 1,870.5
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 103.5	$ 78.1
Accrued distributions and dividends	8.2	-
Current portion of long-term debt (note 5)	108.9	16.3
Current portion of convertible debentures (note 6)	149.9	-
Amount owing on acquisition (note 12)	11.4	-
Other	-	0.1
	381.9	94.5
Long-term debt	784.2	854.6
Convertible debentures (note 6)	-	149.7
Other liabilities	29.4	29.4
Future income taxes	32.1	33.3
	1,227.6	1,161.5
NON-CONTROLLING INTEREST (note 7)	33.7	103.5
UNITHOLDERS' EQUITY	650.7	605.5
	$ 1,912.0	$ 1,870.5

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
Revenues				
Room	**$ 146.8**	$ 144.4	**$ 377.8**	$ 354.1
Food and beverage	**63.9**	65.5	**196.5**	187.2
Other	**12.3**	11.7	**33.5**	32.2
	223.0	221.6	**607.8**	573.5
Operating expenses	**137.8**	136.9	**405.5**	394.8
Gross operating profit	**85.2**	84.7	**202.3**	178.7
Hotel management fees (note 10)	**5.5**	7.0	**18.0**	17.9
Property taxes, rent and insurance	**14.7**	15.5	**45.0**	46.2
Operating income from hotel operations before undernoted items	**65.0**	62.2	**139.3**	114.6
Other expenses				
Amortization of property and equipment	**19.2**	19.1	**57.7**	57.0
Trust expenses	**3.7**	3.6	**12.3**	10.8
	22.9	22.7	**70.0**	67.8
Income before interest expense and income tax expense and non-controlling interest	**42.1**	39.5	**69.3**	46.8
Interest expense, net (note 8)	**20.9**	20.9	**61.8**	62.0
Income (loss) before income tax expense (recovery) and non-controlling interest	**21.2**	18.6	**7.5**	(15.2)
Income tax expense (recovery)				
Current	**0.1**	(0.2)	**-**	-
Future	**0.3**	(1.2)	**(0.7)**	(4.0)
	0.4	(1.4)	**(0.7)**	(4.0)
Net income (loss) before non-controlling interest	**20.8**	20.0	**8.2**	(11.2)
Non-controlling interest	**1.0**	2.8	**(0.8)**	(1.6)
Net income (loss) for the period	**$ 19.8**	$ 17.2	**$ 9.0**	$ (9.6)
Basic net income (loss) per unit (note 11)	**$ 0.20**	$ 0.19	**$ 0.10**	$ (0.11)
Diluted net income (loss) per unit (note 11)	**$ 0.20**	$ 0.19	**$ 0.07**	$ (0.12)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Unitholders' Equity
(Stated in millions of Canadian dollars)
(Unaudited)

	Number of Units (millions)	Cumulative Capital	Cumulative Net Income	Cumulative Distributions	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures	Cumulative Foreign Currency Translation Adjustment	Total
Unitholders' equity, December 31, 2004	89.4	$ 795.7	$ 213.0	$ (314.9)	$ 0.3	$ 1.5	$ (40.9)	$ 654.7
Net income (loss) for the period			(9.6)					(9.6)
Distributions paid				(14.3)				- 14.30
Distributions payable				(7.2)				(7.2)
Unit options exercised	-	0.1						0.1
Change in foreign currency translation adjustment							(5.6)	(5.6)
Unitholders' equity, September 30, 2005	**89.4**	**795.8**	**203.4**	**(336.4)**	**0.3**	**1.5**	**(46.5)**	**618.1**
Unitholders' equity, December 31, 2005	89.4	795.8	197.9	(343.5)	0.3	1.5	(46.5)	605.5
Net income (loss) for the period			9.0					9.0
Distributions paid				(15.1)				(15.1)
Distributions payable				(7.9)				(7.9)
Unit options exercised	0.1	0.3						0.3
Conversion of exchangeable shares (note 7)	9.8	67.0						67.0
Change in foreign currency translation adjustment							(8.1)	(8.1)
Unitholders' equity, September 30, 2006	**99.3**	**$ 863.1**	**$ 206.9**	**$ (366.5)**	**$ 0.3**	**$ 1.5**	**$ (54.6)**	**$ 650.7**

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income (loss) for the period	19.8	17.2	9.0	$ (9.6)
Items not affecting cash				
Amortization of property and equipment	19.2	19.1	57.7	57.0
Amortization of convertible debenture issuance costs and accretion to the face amount of the principal	0.3	0.3	1.0	1.0
Non-controlling interest	1.0	2.8	(0.8)	(1.6)
Future income taxes	0.3	(1.2)	(0.7)	(4.0)
Other	1.6	1.1	4.2	3.2
Changes in non-cash working capital (note 9)	5.3	2.7	(4.2)	(11.4)
	47.5	42.0	66.2	34.6
INVESTING ACTIVITIES				
Acquisition (note 12)	(12.3)	-	(12.3)	-
Increase in amounts payable due to acquisition (note 12)	11.4	-	11.4	-
Additions to property and equipment	(6.7)	(5.0)	(23.7)	(20.5)
Other assets	(1.1)	(2.2)	(3.2)	(5.4)
	(8.7)	(7.2)	(27.8)	(25.9)
FINANCING ACTIVITIES				
Distributions	(7.9)	(7.1)	(15.1)	(14.3)
Dividends on exchangeable shares	(0.3)	(0.9)	(1.1)	(1.7)
Net proceeds from equity units	0.1	-	0.3	0.1
Mortgage principal payments	(4.1)	(3.9)	(12.0)	(11.2)
Net proceeds from (repayment of) bank loans	(5.0)	(15.0)	-	-
Other	-	-	(0.1)	(0.1)
	(17.2)	(26.9)	(28.0)	(27.2)
Translation adjustments	-	(0.7)	(0.3)	(0.4)
Increase (decrease) in cash and cash equivalents balance during the period	21.6	7.2	10.1	(18.9)
Cash and cash equivalents balance - beginning of period	7.1	9.1	18.6	35.2
Cash and cash equivalents balance - end of period	$ 28.7	$ 16.3	$ 28.7	$ 16.3
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	-	0.4	0.8	1.4
Interest paid	16.1	16.2	53.9	53.8

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

1 Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 25 hotels of which 23 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 24% interest in Legacy.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2005 audited consolidated financial statements.

3 Included in other assets as at September 30, 2006 is $7.0 (December 31, 2005 - $4.4) of restricted cash relating to capital expenditure reserves pursuant to certain mortgage agreements.

4 Legacy has a secured revolving credit facility totalling $140.0 (December 31, 2005 - $110.0) designed to provide financing for operations, acquisitions and other capital investments. This credit facility is secured by nine of Legacy's properties. As at September 30, 2006 no amount was drawn on this facility (December 31, 2005 - $nil).

5 Included in current portion of long-term debt is a $91.0 floating rate mortgage that matures on February 1, 2007.

6 The 7.75% $150 convertible debentures are due on April 1, 2007. These convertible debentures may be converted into Legacy units at the option of the holder on or before March 15, 2007 at a conversion price of $8.75 per Legacy unit. Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to the convertible debenture holders. As at September 30, 2006 no convertible debentures were converted into Legacy units. Following the end of the quarter, $21.7 principal amount of the convertible debentures was converted into 2.5 million Legacy units.

7 On June 30, 2006, the holder of the exchangeable shares, issued by a subsidiary of Legacy, exercised its retraction right to convert 9.8 million of the 14.7 million exchangeable shares and took delivery of 9.8 million of Legacy units pursuant to the terms of the agreement. This transaction resulted in an increase of cumulative capital and a reduction of non-controlling interest of $67.0. As at September 30, 2006, there were 4.9 million exchangeable shares outstanding (December 31, 2005 - 14.7 million).

8 For the three and nine months ended September 30, 2006 net interest expense includes $2.9 and $8.7 respectively (September 30, 2005 - $2.9 and $8.7) in interest expense relating to the convertible debentures and $0.3 and $1.0 respectively (September 30, 2005 - $0.3 and $1.0) in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. Also included in the net interest expense, for the three and nine months ended September 30, 2006 is $1.3 and $3.5 respectively (September 30, 2005 - $1.4 and $3.6) in amortization of financing costs relating to other long-term debt instruments.

9 Changes in non-cash working capital

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
(Increase) decrease in accounts receivable	$ **(4.0)**	$ (5.3)	$ **(19.5)**	$ (21.7)
(Increase) decrease in inventory	**0.1**	-	**(0.2)**	0.7
(Increase) decrease in prepaid expenses	**4.1**	5.9	**(8.6)**	(8.0)
Increase (decrease) in accounts payable and accrued liabilities	**5.1**	2.1	**24.1**	17.6
	$ **5.3**	$ 2.7	$ **(4.2)**	$ (11.4)

10 At September 30, 2006, Legacy has reciprocal loan agreements with FHR for US$86.6 (December 31, 2005 - US$86.6). The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements. In addition, as at September 30, 2006 Legacy has an amount owing from FHR of $1.8 (December 31, 2005 - $nil), pursuant to the terms of a management agreement, which has been classified as accounts receivable. This amount has been netted against hotel management fees for the three and nine months ended September 30, 2006.

11 Basic net income (loss) per unit is based on the net income (loss) available to unitholders divided by the weighted average number of units outstanding during the period. Diluted net income (loss) per unit is based on the diluted net income (loss) available to unitholders divided by the diluted weighted average number of units and exchangeable shares outstanding during the period, as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
Net income (loss) available to unitholders	**$ 19.8**	$ 17.2	**$ 9.0**	$ (9.6)
Non-controlling interest	**1.0**	2.8	**(0.8)**	(1.6)
Part VI.1 deduction credit adjustment for non-controlling interest	**(0.1)**	(0.3)	**(0.6)**	(1.0)
Convertible debentures interest	**2.9**	-	**-**	-
Diluted net income (loss) available to unitholders	**$ 23.6**	$ 19.7	**$ 7.6**	$ (12.2)
Basic weighted average number of units outstanding (millions)	**99.2**	89.4	**92.7**	89.4
Dilutive effect of convertible debentures (millions)	**17.1**	-	**-**	-
Weighted average number of exchangeable shares outstanding (millions)	**4.9**	14.7	**11.4**	14.7
Dilutive effect of unit options (millions)	**0.1**	-	**0.1**	-
Diluted weighted average number of units (millions)	**121.3**	104.1	**104.2**	104.1

For the three months ended September 30, 2005 and for the nine months ended September 30, 2006 and 2005, debentures convertible into 17.1 million units and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive. For the three months ended September 30, 2006 these convertible debentures and the associated net income (loss) were included in the computation of diluted net income (loss) per unit because their effect was dilutive even though the effect was nominal.

12 Legacy acquired the Delta Bow Valley, effective September 1, 2006. The hotel was acquired for a purchase price of $54.2, including closing expenses and the assumption of $1.2 in working capital deficit. Closing costs include an acquisition fee payable of $0.3 to a wholly owned subsidiary of FHR. The purchase was partially satisfied by the assumption of an existing mortgage and a new financing totalling $40.7 with the balance to be settled in cash. As at September 30, 2006, $0.9 of the closing costs were paid and the balance of the purchase price of $11.4 will be paid in cash subsequent to quarter end. The purchase price allocation is preliminary and has not yet been finalized.

The purchase price of this acquisition has been allocated on a preliminary basis to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair value on the acquisition date as follows:

Land	$ 8.3
Building	43.4
Furniture, fixtures and equipment	2.5
Inventory	0.1
Working capital deficit	(1.2)
Long-term debt	(40.7)
Other liabilities	(0.1)
Cash consideration	$ 12.3

13 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2006.